

Mail Stop 3030

March 2, 2010

<u>Via U.S. Mail</u>

Mr. Iain MacKenzie
Chief Executive Officer
SMART Modular Technologies (WWH), Inc.
39870 Eureka Drive
Newark, CA   94560

> **Re: SMART Modular Technologies (WWH), Inc.**
> **Form 10-K for fiscal year ended August 28, 2009**
> **Filed November 9, 2009**
> **File No. 0-51771**

Dear Mr. MacKenzie:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief